October 19, 2012

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Form 20-F/A for the Fiscal Year Ended December 31, 2011
Filed May 16, 2012
File No. 001-32305

Dear Ms. Ciboroski:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated September 6, 2012 (the “Comment Letter”) in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2011 (No. 001-32305) and Amendment No. 1 on Form 20-F/A for the fiscal year ended December 31, 2011 (No. 001-32305)  (collectively, the “Form 20-F”) filed by Corpbanca (“Corpbanca”) with the SEC on April 30, 2012 and May 16, 2012, respectively.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in Corpbanca’s responses are to page numbers in the Form 20-F.

We have also underlined and italicized our proposed changes to the Form 20-F and consolidated financial statements that will be included in future filings.

General

1.
We note that you have posted monthly and quarterly financial statements through June 2012 on your website; however, such periodic interim financial information has not been furnished in a Form 6-K.  Please tell us how you determined that the interim financial information was not required to be furnished on a Form 6-K.  Refer to General Instruction B to Form 6-K.

We acknowledge the Staff’s comment and respectfully advise that we will furnish on Form 6-K the monthly and quarterly financial statements posted on our website, which are the following:

•	Monthly interim financial results as of March 31, 2012, posted on Corpbanca’s website on April 13, 2012.

•	Consolidated financial statements for the years ended December 31, 2011 and 2010, posted on Corpbanca’s website on April 24, 2012.

•	Monthly interim financial results as of April 30, 2012, posted on Corpbanca’s website on May 14, 2012.

•	Monthly interim financial results as of May 31, 2012, posted on Corpbanca’s website on June 18, 2012.

•	Monthly interim financial results as of June 30, 2012, posted on Corpbanca’s website on July 25, 2012.

•	Monthly interim financial results as of July 31, 2012, posted on Corpbanca’s website on August16, 2012.

•	Monthly interim financial results as of August 31, 2012, posted on Corpbanca’s website on September 14, 2012.

•	Second quarter 2012 results, posted on Corpbanca’s website on September 25, 2012.

•	First quarter 2012 results, posted on Corpbanca’s website on October 8, 2012.

The aforementioned interim financial results are not a complete set of financial statements and were prepared in accordance with Chilean Banking GAAP (SBIF standards) and not in accordance with IFRS.

Form 20-F for the Fiscal Period Ended December 31, 2011

Item 4.  Information on the Company

Capital Adequacy Requirements, page 63

2.
We note your disclosure that you had a regulatory capital ratio of 11.7% as of December 31, 2011 and if Basel II regulations are adopted you could be required to inject additional capital in the future.  We also note your basic capital and effective equity ratios of 7.4% and 14.6% disclosed on pages 128 and F-132 as of December 31, 2011.  Please clarify for us whether the 11.7% ratio is based on current regulatory capital requirements or whether it is an estimate of your capital ratio under the proposed Basel II regulations.  If the ratio is based on current regulatory requirements, please clarify how it reconciles to the disclosures on pages 128 and F-132.  If the latter and this metric is not currently required to be disclosed by IFRS, Commission Rules or banking regulatory requirements, it would appear to be a non-GAAP measure as defined by Regulation G.  If you are unable to support that this measure does not meet the criteria of a non-GAAP measure, please clearly label it as non-GAAP in your future filings and provide the disclosures required by Item 10(e) of Regulation S-K.  Refer to General Instruction C (e) of Form 20-F.

We acknowledge the Staff’s comment and respectfully advise that the ratios on pages 128 and F-132 are both correct and are presented under the Chilean banking system regulations.  The ratio on page 63 is consistent with the same regulations and therefore should have been labeled as effective equity and should have been 14.6%, which is consistent with pages 128 and F-132.

Loan Portfolio, page 80

3.	We note your disclosure of the activity in your renegotiated consumer loan portfolio on page 82 as well as the activity in your Normalization Portfolio on page 83. Please address the following:

•
It appears that your Normalization Portfolio represents your commercial renegotiation portfolio based on disclosures provided in prior filings.  Please confirm whether this is true and if so, revise your disclosure in future filings to clarify this fact.

We acknowledge the Staff’s comment and respectfully advise that our Normalization Portfolio is not defined exclusively as commercial renegotiated loans as noted on page 83.  We are currently analyzing the contents of this portfolio in order to provide information on our commercial renegotiation portfolio in future filings.  We provided information about our commercial normalization portfolio including the renegotiated commercial loans, write-offs and recoveries as components of such category on page 83.

•
Clarify whether you have any other renegotiated loans that are not included in the tabular disclosures provided on pages 82 and 83 (e.g., mortgage loans or commercial loans not included in the Normalization portfolio) and if so, please revise your future filings to provide tabular disclosure of all renegotiated loan balances.

We acknowledge the Staff’s comment and respectfully advise that certain mortgage loans have been renegotiated and are not included in the current disclosure.  In future filings we will include a tabular disclosure of our renegotiated mortgage loans (in addition to the information included on pages 82 and 83) with an expanded explanation of the normalization portfolio.

Risk Index of Our Loan Portfolio, page 84

4.
We note your disclosure that the risk index is calculated as total loans over allowances for loan losses.  Based on the risk indexes disclosed, it appears that the reverse is actually true (i.e. risk index is calculated as allowance for loan losses divided by total loans).  Please revise your disclosure in future filings to clarify.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the disclosure following the Staff’s suggestions mentioned above and verify that the previous description of how the ratios were calculated was incorrect.

5.
We note the disclosure that the decrease in the risk index in the consumer loans portfolio as of December 31, 2011 is principally due to a portfolio cleansing in order to adapt your consumer loan portfolio to new risk and commercial models.  Please tell us and revise future filings to describe in detail what you mean by a “portfolio cleansing” and the impact the change had to your provision for loan losses and allowance under IFRS.  In your response address how you changed your risk models for the consumer loan portfolio as well.

We acknowledge the Staff’s comment and respectfully advise that our disclosure related to portfolio cleansing did not fully explain the circumstances.  We did not change provisioning models in 2011 for consumer loans.  Instead, in 2011, we changed our credit underwriting policies to improve the quality of our consumer loan portfolio.

Our risk index as described decreased by the end of the year. In future filings, we will describe the portfolio cleansing procedures as stated above.

Classification of Banks and Loans; Provisions for Loan Losses, page 92

6.
We note your disclosures here as well as on pages 57 through 59 concerning your methodology to determine your provision and allowance for loan losses in accordance with SBIF regulations.  We are unsure as to why you have provided such disclosures in your Form 20-F given that your financial statements have been prepared in accordance with IFRS which, for provision purposes, differs from SBIF regulations.  Such disclosures appear to be confusing as you provide specific details regarding a provision methodology that does not apply to the actual amounts recorded in your financial statements prepared under IFRS.  Accordingly, please revise your future filings as follows:

•
Clearly indicate that this method of determining your provision and allowance for loan losses represents your accounting under Chilean GAAP and is a regulatory required disclosure and that your allowance and provision for loan losses as reported in your Form 20-F have been determined in accordance with IFRS.

In future filings, we will note that this method of determining our provision and allowance for loan losses represents accounting under Chilean GAAP and is a required regulatory disclosure.  We confirm that our allowance and provision for loan losses that are reported in our Form 20-F have been determined in accordance with IFRS.

•	Clearly label this information throughout the filing as Chilean GAAP and ensure that such disclosures are not given greater prominence than your accounting policy disclosures under IFRS.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will label the information as requested.

•	Disclose the differences in your allowance methodology under Chilean GAAP and IFRS and provide a reconciliation of the amounts.

We acknowledge the Staff’s comment and respectfully advise that we included a comparison between the provisions required by the SBIF and the IFRS on page 99 of the Form 20-F.  The differences between IFRS and SBIF provisions have not been significant in prior years.  Notwithstanding, in future filings, we will provide an expanded disclosure of the differences in methodology between the two.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance, page 102

7.
We note your disclosure that past due loans include only the portion of principal or interest that is 90 days or more overdue, and do not include the portion of such loans that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.  We also note that past due amounts reported in the tables on pages 103 to 106 and 119 to 120 have been presented on this basis.  We note that this presentation appears inconsistent with your March 9, 2012 response to comment four whereby you agreed to include the loan balance amounts for such past due loans in your future filings.  Accordingly, please provide us with a draft of your intended disclosure revisions consistent with your March 9, 2012 response and confirm that you will provide such disclosures in your future filings.  As a reminder, please ensure that your non-performing loan disclosures are given equal or greater prominence than your past due loan disclosures that only include the installments past due.  Also revise your future filings when presenting your allowance for loan losses ratios to include a ratio that shows your allowance for loan losses as a percentage of non-performing loans that includes the full amount of loans for which payments are past due.

We acknowledge the Staff’s comment and respectfully advise that the information included in our response letter dated on March 9, 2012 was not accurate.  Instead, we included the correct information in our December 31, 2011 Form 20-F, which follows SBIF guidelines.

We will include in future filings the following disclosure (which was reflected in our December 31, 2011 Form 20-F on page 104):

	As of December 31,
	2009	2010	2011
	(in millions of Ch$, except the percentages)
	Ch$	Ch$	Ch$
Total loans	5,011,656	5,469,195	6,814,445
Allowance for loan losses	99,264	104,215	102,500
Interest and/or principal overdue on non-accruing loans with payments of interest or principal 90 days or more overdue	93,751	111,421	107,978
Allowance for loans losses / loans	2.0%	1.9%	1.5%
Interest and/or principal overdue on non-accruing loans with payments of interest or principal 90 days or more overdue as a percentage of total loans	1.9%	2.0%	1.6%
Loan loss allowance as a percentage of interest and/or principal overdue on non-accruing loans with payments of interest or principal 90 days or more overdue	105.9%	93.5%	94.9%

The following tables set forth our interest and/or principal overdue on non-accruing loans with payments of interest or principal 90 days or more overdue for the periods presented:

As of December 31, 2011:

	Overdue Between 90-180 days MCh$	Overdue Between 181-240 days MCh$	Overdue Between 241-360 days MCh$	Overdue More 360 days MCh$	Total
Commercial loans	20,557	7,228	9,103	26,373	63,260
Mortgage Loans	10,743	3,691	4,770	15,069	34,273
Consumer loans	10,444	-	-	-	10,444
Total	41,744	10,919	13,874	41,441	107,978

As of December 31, 2010:

	Overdue Between 90-180 days MCh$	Overdue Between 181-240 days MCh$	Overdue Between 241-360 days MCh$	Overdue More 360 days MCh$	Total
Commercial loans	20,765	4,779	17,009	21,781	64,334
Mortgage Loans	11,828	3,801	4,448	12,761	32,838
Consumer loans	14,249	-	-	-	14,249
Total	46,842	8,580	21,457	34,542	111,421

As of December 31, 2009:

	Overdue Between 90-180 days MCh$	Overdue Between 181-240 days MCh$	Overdue Between 241-360 days MCh$	Overdue More 360 days MCh$	Total
Commercial loans	14,046	5,177	10,550	15,865	45,638
Mortgage Loans	12,455	3,060	3,617	9,152	28,284
Consumer loans	19,829	-	-	-	19,829
Total	46,330	8,237	14,167	25,017	93,751

8.
As a related matter, please clarify whether the line item “total loans for which at least one payment is past due” in your tabular disclosure on page 104 is the same thing as your non-performing loans.  If so, revise your future filings to rename this line item or include clarifying footnote disclosure.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will change the disclosure to “interest and/or principal overdue on non-accruing loans with payments of interest or principal 90 days or more overdue”.

9.
We note that your charge-off policy disclosed here does not appear to be consistent with that disclosed on page 106.  For example, your disclosure here indicates that you write off overdue installments of commercial loans as they become overdue, notwithstanding your right, if any, to charge off the entire amount of the loan.  Your disclosure on page 106, however, clearly states that once an installment of a commercial loan is written off, you must write off the entire amount of the loan.  Please revise your future filings to clarify this apparent inconsistency in your disclosures.

We acknowledge the Staff’s comment and respectfully advise that on page 102 of our future filings we will incorporate our charge-off policy that was disclosed in “Note 1- Summary of Significant Accounting Policies”, which is consistent with our disclosure on page 106.

Item 5.  Operating and Financial Review and Prospects

F.  Tabular Disclosure on Contractual Obligations, page 136

10.
We note that your table of contractual obligations appears to exclude the related interest expense on your interest-bearing deposits, bank obligations, and debt issued, which appears to be significant based on your disclosure of interest expense on page F-89.  Please revise this table in future filings to include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.  To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations.  To the extent that you are unable to include these derivatives in your disclosure, clearly state that fact and provide quantification of the amount of your debt covered by these derivatives that have been excluded from the table.  Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, provide quantification of the amount of obligations that have these types of interest rates and thus have been excluded from the table.

The table of contractual obligations disclosed on page 136 includes the accrued interest for the following items:

•	Time deposits and saving accounts;

•	Bank obligations;

•	Debt issued; and

•	Other financial liabilities.

Upon reviewing the Staff’s request to include the related interest expense in the tabular disclosure of contractual obligations (which is included on page F-89) for the items mentioned above, we acknowledge the Staff’s comment and respectfully advise that, consistent with market practice in Chile, information about cash flows for costs associated with the liabilities in question is currently not available because the bank does not prepare that level of detail for related interest expenses according to the banking regulatory requirements in Chile.

Following the Staff’s suggestion, we will conduct the required analyses to disclose our cash flows for costs associated with the liabilities in question and this situation will be remedied in future filings.

Item 11.  Quantitative and Qualitative Disclosure about Market Risk

Regulatory method to control market risk, page 176

11.
We note the disclosure beginning here regarding interest rate risk, foreign currency risk, market risk exposure of options, and inflation risk for your trading and non-trading portfolio.  We also note the equations used by you and your regulators to measure these various market risks.  Please tell us and revise future filings to provide a discussion of how your regulatory methods compare to your internal methods to control market risk and whether the limits set are higher or lower for your internal methods.  In your response address the model or tool you use for each of the risks noted under the trading portfolio and non-trading portfolio on pages 176 and 177 for both your regulatory and internal risk measurement procedures and where the results of these models are located in your filing, if applicable.

We acknowledge the Staff’s comment and respectfully advise that our internal and regulatory methods share requirements such as segregating portfolios (i.e., segregating trading and non-trading portfolio activities), which takes into account different types of businesses and markets.

We will provide the following disclosure in future filings:

N°	Limits	Internal		Regulatory
		Trading	Non-Trading	Trading	Non-Trading
1	VaR	X
2	AIS		X	< X	< X
3	MVS		X	< X	< X
4	Notional amounts by currency	X	X
5	Cash flow mismatches	X	X	< X	< X
6	DV(90) sensitivity		X
7	LCR (3 y 20)	X	X
8	Max maturity amount for wholesale clients	X	X
9	Capital requirements	APR>10% Pat.	APR>10% Pat.	Exp MR+ APR> 8% Equity	Exp MR+ APR> 8% Equity
10	Stress Testing	X	X	X	X

As is reflected in the table above, our internal and external limits used to control market risk have a few similarities.  According to our procedures, we set internal alerts when any of our internal or external regulatory limits reaches 90%.  The internal and external limits used by Corpbanca are the following: (i) AIS; (ii) MVS; (iii) Cash Flow Mismatches; (iv) Capital Requirements; and (v) Stress Testing.

Our internal limits are more restrictive than the external limits with the objective of complying with the regulatory limits.  Additionally, with respect to the external limits mentioned above, Corpbanca uses the following internal limits: (i) VaR; (ii) DV (90) sensitivity; (iii) LCR (3 and 20); (iv) Max maturity amount for wholesale clients; and (v) Notional Amounts by currency.  Our internal limits are reviewed throughout the year by a local supervisor and once a year by our regulator during on-site visits. Finally all the limits used by Corpbanca are described in Note 34.

Internal Methods to Control Market Risk – VaR Methodology, page 182

12.
We note your disclosure that you use a VaR methodology to measure and control both the interest rate risk of the trading portfolio and the currency risk related to your net foreign currency position.  We also note your disclosures on page F-124 and that you calculate VaR for both your Trading Owner portfolio and Trading Market Making portfolio and set different daily VaR limits for each portfolio.  Please address the following:

•
Tell us and revise future filings to disclose whether the VaR disclosures on page 182 are for one of the trading portfolios described on page F-124 or if it is the aggregation of the two portfolios.  If the latter include a discussion in future filings to show how the VaR calculations for individual trading portfolios aggregate to total Trading VaR.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure:

The VaR disclosed on page 182 corresponds to our Market Making trading activities for which the A&L Committee approved a limit of Ch$450 million for the corresponding term.  Our Trading Owner portfolio had an approved limit of Ch$250 million. Our portfolios are not aggregated to total Trading VaR.

•
You disclose a moving timeframe of 300 days on page F-124 and then 260 historical observations of market data for the VaR model described on page 182.  Clarify in future filings the timeframe you use to calculate VaR for the individual trading portfolios and the aggregated Trading portfolio, if applicable.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will clarify the timeframe we use to calculate VaR for the individual trading portfolios.

•
Revise your disclosures in future filings to separately present VaR for each trading portfolio and in the aggregate, if applicable, and for currency risk to your net foreign currency position.  Discuss the material trends in the results for each.

We acknowledge the Staff’s comment and respectfully advise that in future filings VaR will be disclosed separately for each trading portfolio and in the aggregate (if applicable).  We will also include the relationship between our currency risk to our net foreign currency position and VaR.

Our Trading Owner Portfolio does not reflect changes to the material trends in our risk positions, as is shown in the following chart:

The VaR for our Trading Owner Portfolio experiences volatility with constant changes to the value of our liquid assets (currency and rate) and therefore we do not experience increases that are attributable to any particular risk.

The VaR increased in our Market Making Portfolio as a result of the commercial activity in our derivatives business during the last quarter, as is demonstrated in the following chart:

The increase mentioned above corresponds to our rate risk (CCS and IRS with clients).

•
Revise future filings to disclose your average, high and low VaR by type of risk (e.g., interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market risks, such as equity price risk) for each period presented.  Refer to Item 11 of Form 20-F.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will disclose our average, high and low VaR by interest rate risk and foreign currency exchange rate risk for each period presented.

•
We also note that based on a 95% confidence level you would expect trading losses to exceed VaR approximately five out of every 100 trading days or 15 days for a moving timeframe of 300 days.  Please tell us and revise to disclose if your actual losses ever exceeded VaR for both of your trading portfolios and the currency risk measurement.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure:

Over the course of 255 days, we observed the following in our Trading Owner Portfolio exceeded 3.53% 9 times, while our Market Making Portfolio exceeded 7.06% 18 times.  Both results are within the acceptable range according to the Kupiec Excess Frequency Test.

•
In future filings disclose any changes you made to your VaR methodology or assumptions during the periods presented and how you determine your VaR models are statistically appropriate (i.e. backtesting, etc).

We acknowledge the Staff’s comment and respectfully advise that in future filings we will disclose any changes we made to our VaR methodology or assumptions during the periods presented and how we determine our VaR models are statistically appropriate (i.e., backtesting, etc.).

13.
We also note several other tools you use to measure and manage market risks like non-statistical tools, interest rate sensitivity for the non-trading portfolio though a gap analysis, duration analysis, and sensitivity analysis.  Further, we note disclosures on currency risk on page F-126, interest rate risk on page F-127, and cash flow mismatches on page F-129.  Please tell us and revise future filings to explain how the disclosures in Note 34 relate to the tools and results of each analysis disclosed here.  Also, discuss in detail how investors should view the output of the models and the inputs and assumptions for each model.

We acknowledge the Staff’s comment and respectfully advise that our Non-statistical Tools for Controlling Market Risk included on page 183 and the corresponding results disclosed in Note 34 are explained in greater detail below.

The disclosure about currency risk on page F-126 takes into account our base currency, the Chilean peso, and our exposure in other currencies is monitored through the net balance position.  Limits on the net balance position of each currency are monitored and controlled by the financial risk department.  Investors should view these limits as the maximum exposure to currency risk that the bank is willing to incur.  Our conservative limits reflect our view that we do not make profit by taking currency risk.

The disclosure about interest rate risk on page F-127 (Table 2 and Table 3) reflects the regulatory limits on the banking book.  Short term limits reflect the exposure affecting the interest margin based on the bank’s structural position.  The variation cannot exceed the average margin of interest during the past twelve months.  Investors should view these limits as the maximum amount of volatility on the bank’s net interest margin.  These limits reflect our intention to maintain sustained average growth with low volatility.

Long term limits reflect the sum of various effects: (i) market value sensitivity on the balance sheet; (ii) the bank’s structural position caused by inflation; and (iii) fees at risk.  Each long term limit is set by our regulator and reflects the change caused by inflation and yield curve / term structure of interest rates in a stress scenario.  Investors should view these limits as the sum of (i) the variation in the market value of our shareholders equity; (ii) our inflation risk; and (iii) our commissions relating to risk in a stress scenario as a percentage of shareholders equity.

The disclosure about cash flow mismatches on page F-129 (Table 2 and Table 3) reflects the regulatory limits on the banking book.  Our analysis on cash flow mismatches is intended to capture the effect of the bank’s liquidity risk.  Limits on cash flow mismatches are set based on the cumulative mismatch for 30 and 90 day periods as a percentage of 1x and 2x capital, respectively.  Investors can thus ascertain the bank’s appetite for risk by looking at the percentage of the limits used, their variation and benchmarking with the industry.  Investors should view these limits as an effort to maintain excess cash flow needs over capital and, as a result, less liquidity risk.

Disclosures Regarding Derivative Financial Instruments, page 184

14.
We note your tabular disclosure of the derivative portfolio and the gross unrealized gains and losses on page 186.  We also note your disclosure of gains and losses related to derivative financial instruments in Notes 25 and 26 and table (c) in Note 23.  Please reconcile for us the gains and losses disclosed in these Notes with the amounts on page 186 and revise your future filings to clearly link these disclosures.

We acknowledge the Staff’s comment and respectfully advise that in our tabular disclosure on page 186, we included the valuation of the derivatives held-for-hedging and the derivatives held-for-trading, such information is also detailed in Note 7- Derivative Financial Instrument and Hedge Accounting.  The valuations are related to the results included in Notes 25 and 26.  We included the rest of the hedged items in Note 23.

Following the Staff's suggestion, we will include the following information in future filings:

	Fair value
	Positions		Unrealized	Realized	Net Effect
	Assets	Liabilities	Gain/(loss)	Gain/(loss)	Gain/(loss)
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held-for-trading
Foreign currency forwards	66,605	60,570	6,035	(4,679)	1,356
Interest rate swaps	100,917	67,965	32,952	(38,172)	(5,220)
Foreign currency swaps	76,282	32,612	43,670	39,914	83,584
Foreign currency call options	140	114	26	154	180
Foreign currency put options	76	22	54	40	94
Total derivatives held-for-trading	244,020	161,283	82,737	(2,743)	79,994	Note 25

Fair value
	Positions		Unrealized	Realized	Net Effect
	Assets	Liabilities	Gain/(loss)	Gain/(loss)	Gain/(loss)
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held-for-hedging

	Fair value
	Positions		Unrealized	Realized	Total	Foreign Exchange	Interest Expenses
	Assets	Liabilities	Gain/(loss)	Gain/(loss)	Gain/(loss)	Gain/(loss)	Gain/(loss)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held-for-hedging
			0
Total derivatives held-for-hedging	4,962	5,589	(0,627)	(27,150)	(27,777)	(26,373)	(1,404)
Page 186	248,982	166,872				Note 26	Note 23 c)
						(26,373)	(1,404)

Item 18. Financial Statements

Consolidated Statement of Cash Flows, page F-9

15.
We note you begin your reconciliation of net cash used in operating activities with “Consolidated income before income taxes,” but we were unable to identify which line item in the reconciliation relates to cash flows from taxes on income.  Per paragraph 35 of IAS 7 cash flows arising from taxes on income shall be separately disclosed and classified as cash flows from operating activities unless the taxes can be specifically identified with financing and investing activities.  Please tell us and revise future filings to clearly disclose where cash flows arising from taxes on income are included in your statement of cash flows.

We acknowledge the Staff’s comment and respectfully advise that in future filings the cash flows from taxes on income will be disclosed separately and will be classified as cash flows from operating activities unless taxes can be specifically classified as cash flows from investing activities or cash flows from financing activities.  For the years presented, the amounts to be reclassified are within operating activities in the cash flow statement, and that, coupled with their magnitude has led us to the conclusion that such reclassifications are immaterial.

16.
We note the line below “Financial investments available-for-sale” under cash flows from operating activities had no description though the outflow for 2011 was Ch$21.4 billion.  Please tell us and revise future filings to include a description of this line item.  If this line relates to the financial assets available-for-sale, please explain why the cash flows did not meet the “net” reporting criteria in paragraphs 22 through 23 of IAS 7.

We acknowledge the Staff’s comment and respectfully advise that the Ch$21,382 amount corresponds to cash flows from operating activities (which line item was inadvertently omitted) relating to held-to-maturity investments, which is included in the financial statements as “Note 10 - Investment Instruments” in the amount of Ch$21,962.  This line item does not relate to financial assets available for sale.

We will include the following disclosure in future filings:

	Notes	12.31.2009	12.31.2010	12.31.2011	12.31.2011
		MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:					(Note 1 gg)
Income before income taxes		102,441	141,926	140,621	270,904

Non controlling interest		-	(977)	(1,824)	(3,514)

Charges (credits) to income not representing cash flows:

Subtotals		(109,416)	(87,216)	(54,067)	(104,161)

Increase/decrease in operating assets and liabilities:

Financial investments available-for-sale		(120,228)	(24,293)	72,927	140,493

Held to maturity investments		-	-	(21,382)	(41,192)

Net cash (used in) provided by operating activities		(8,081)	(4,018)	(10,429)	(20,091)

Note 1 – Summary of Significant Accounting Policies, page F-2f)

Allowance for loan losses, page F-24

17.
You disclose on page F-25 that impairment loss on loans individually evaluated are calculated based on the difference between the carrying amount of the loan and the present value of the expected future cash flows.  However, on page F-26 you disclose that you must maintain specified reserves for loans classified in your risk categories Cl, C2, C3, C4, D1, and D2.  Please provide us with a more detailed explanation of how this provision matrix interacts with your discounted cash flow analysis for a particular loan and how the ultimate allowance amount is determined for such loan.  Please also explain how you verify that the specified reserves within this matrix are equal to or in the range of possible impairment loss calculated in accordance with paragraph 63 of IAS 39 and confirm that you do not recognize impairment in excess of losses determined on the basis of objective evidence about impairment on the identified individual financial assets.  Refer to paragraphs E.4.5 and E.4.6 of IASB Staff Implementation Guidance on IAS 39.

We acknowledge the Staff’s comment and respectfully refer the Staff to our response to Comment #6 herein.

In line with our commitment to ensure greater prominence to IFRS disclosures in future filings, we will provide more detailed explanations of the interaction of our discounted cash flow analysis with the provision matrix and compliance with paragraph 63 of IAS 39.

We confirm that we do not recognize impairment in excess of losses determined on the basis of objective evidence about impairment on the identified individual financial assets.

Note 7 – Derivative Financial Instrument and Hedge Accounting, page F-48

18.
We note your disclosure on page F-50 that the effective portion of the gain on hedging your net investment in foreign operations was Ch$245 million, after taxes, for the year ended December 31, 2011.  We also note your other comprehensive income disclosure on page F-86 whereby you disclose a loss of Ch$1.3 billion and income tax impact of Ch$220 million.  Please reconcile for us the difference between the after tax gain recognized in other comprehensive income with your disclosures on page F-86.

We acknowledge the Staff’s comment and respectfully advise that pursuant to law 20.455/2010 which was published on July 31, 2010 in the Chilean Official Gazette, we had an effective income tax rate of about 17.4% profit in 2011 recognized as OCI. The law established that the rate applicable to companies as a first category income tax increased from 17% (which was the effective income tax rate on December 31, 2010) to 20% for 2011, 18.5% for 2012 and 17% for 2013 and thereafter.

On page F-50, we inadvertently omitted the word “cumulative” prior to the word “gain”.  Therefore, we will include the appropriate terminology (if applicable) in future filings. As the amount is not cumulative, it does not tie to the OCI.

The cumulative gain of Ch$245 million after taxes for the year ended December 31, 2011 corresponds to the result obtained from the sum of our income for the year ended December 31, 2011 in the amount of Ch$1,044 million after taxes and our loss for the year ended December 31, 2010 in the amount of Ch$799 million after taxes.

Following the Staff’s suggestion, below please find the reconciliation between our comprehensive income and our disclosure included on page F-86:

	2011 MCh$	Profit in 2011 Recognized as OCI	2010 MCh$
Hedge of net investment in foreign operations	301	1,264	(963)
Tax rate	18.5%	17.4%	17%
Assets (liabilities) deferred taxes	56	220	(164)
Profit or (loss) on the hedging instrument after tax	245	1,044	(799)

19.
We note on page F-50 you disclose the effective portion of the cash flow hedging instruments included in other comprehensive income.  Please tell us and revise future filings to disclose whether there was an ineffective portion of the cash flow hedges recognized in profit or loss and if so, tell us where it is disclosed in accordance with paragraph 24(b) of IFRS 7.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Note 7 – Derivative Financial Instrument and Hedge Accounting – b) Hedge accounting - Cash flow hedges”:

The effective portion of income from cash flow hedges, MCh$(2,576)x (Note 22 – Shareholders Equity) and the ineffective portion of income from cash flow hedges, MCh$139xx (Note 26 – Net Foreign Exchange  Income (Losses) – Foreign exchange gains (losses) on hedging derivatives) as of December 31, 2011 and 2012, respectively, were as follows:

	Effective portion	Ineffective portion	Effective portion	Ineffective portion

	As of December 31, 2011		As of December 31, 2012

	MCh$	MCh$	MCh$	MCh$

Demand deposits	(1,613)	108
Loans	(963)	31

Net flows	(2,576)x	139xx

Note 19 – Provisions, page F-74

20.
It appears that the line item descriptions in your provision rollforwards in part (b) of Note 19 may be reversed because (with the exception of your 2010 rollforward of your provision for short-term benefits and staff salaries) you show positive numbers for provisions used/released and negative numbers for increases in existing provisions.  Please revise your future filings to correct this apparent inconsistency.  Also disclose where in the Consolidated Statement of Income these provisions are recorded and how the amounts presented in these provision tables correspond to the contingency provisions/(releases) included in Other Operating (Expenses)/Income as disclosed in Note 31.

Short-term benefits and staff salaries are recorded in “Personnel salaries expenses”. Mandatory dividends are recorded against “Accrual for mandatory dividends” in the Shareholders Equity Statement, and the contingency provisions/(releases) included in Other Operating (Expenses)/Income, depending on whether they are debit or a credit.

In concert with the reversal of the numbers we realized that the amounts had been inappropriately recorded in the Income Statement.  Changes to the Income Statement appear on the following page.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure in “Note 19 - Provisions”:

	Short-term benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2011	7,623	59,522	587	67,732
Increase in existing provisions	1,660	36,855	1,657	40,172
Provisions released	(4,482)	(59,522)	(1,870)	(65,874)
Other changes	-	-		-
Balance as of December 31, 2011	4,801	36,855	374	42,030

	Short-term benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2010	6,473	42,554	777	49,804
Increase in existing provisions	17,089	59,522	28	76,639
Provisions released	(14,210)	(42,554)	(218)	(56,982)
Other changes	(1,729)	-		(1,729)
Balance as of December 31, 2010	7,623	59,522	587	67,732

We acknowledge the Staff’s comment and respectfully advise that the correct information that should be included in our Form 20-F in “Note 31 – Other Operating Income and Expenses” is the following:

	2010 MCh$	2011 MCh$

Revenues for assets received in lieu of payment
Gain on sales of assets received in lieu of payment	859	872
Others	-	416

Subtotal	859	1,288

Contingency provisions used
Other contingency provisions	218	1,870

Subtotal	218	1,870

Other Revenues
Gain on sales of property, plant and equipment	557	17
Gain on sale of investment in other companies	-	3,192

Subtotal	557	3,209

Other income	558	952
Leasing contributions revenue	1,594	1,016
Other operating income -Subsidiaries	3,123	854
Gain on sales of leased assets	645	1,048
Other operating income -Leasing	754	820
Revenues from leasing loans expenses recovered	665	164

Subtotal	7,339	4,854

Total	8,973	11,221

	2010 MCh$	2011 MCh$

Provisions and expenses for assets received in lieu of payment
- Provisions for assets received in lieu of payment	(27)	(229)
- Maintenance expenses of assets received in lieu of payment	(357)	(115)

Subtotal	(384)	(344)

Contingency provisions
- Other contingency provisions	(28)	(1,657)

Subtotal	(28)	(1,657)

Other expenses - Other expenses	(7,041)	(13,356)

Subtotal	(7,041)	(13,356)

Total	(7,453)	(15,357)

Note 26 – Net Foreign Exchange Income (Losses), page F-91

21.
We note that the foreign exchange losses on hedging derivatives was Ch$26.4 billion during 2011 compared to a total loss of Ch$26.8 billion on foreign exchange.  We also note your disclosure on page 125 that you maintain positions that are reported as trading or foreign exchange transactions even though the position may provide an effective economic hedge.  Please address the following:

•
Tell us and revise future filings to segregate the foreign exchange gains (losses) on hedging derivatives by economic hedges, accounting hedges (i.e. fair value hedge, cash flow hedge, etc.), or trading derivatives and then by type of derivative (i.e. interest rate swap, etc.)

In “Note 26 – Net Foreign Exchange Income (Losses)”, the foreign exchange losses on hedging derivatives for the year ended December 31, 2011 was Ch$26.373 million.  This line item included the results of currency, assets and liabilities (Note 7 – Derivative Financial Instrument and Hedge Accounting).

We will include the following disclosure in future filings:

	Cash Flows (CF) or	Fair Value		Gross Unrealized
	Fair Value	Assets	Liabilities	Gain/(loss)
	(FV) Hedge	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency swap	VR	-	2,936	(2,360)
Foreign currency swaps	VR	2,877	374	(7,141)
Subtotal		2,877	3,310	(9,501)

Foreign currency swaps	CF	-	409	(892)
Interest rate swaps	CF	2,085	1,870	(15,980)
Subtotal		2,085	2,279	(16,872)

Total derivatives held-for-hedging		4,962	5,589	(26,373)

Additionally, we acknowledge the Staff's comment and respectfully refer the Staff to our response to Comment #14 herein.

Our positions in derivatives corresponding to economic hedges are included in our trading derivatives portfolio.  The inclusion of economic hedges in our trading derivatives portfolio is the result of a generic procedure to identify and control risk factors.  The decrease in risk for these factors is recognized by us as an economic hedge.

Additionally, we had foreign exchange gains/loss on derivatives held-for-trading, which were recorded in trading and investment income.

•	In future filings expand your discussion regarding other net operating income on page 125 to address the reason for the large foreign exchange loss in 2011.

In 2010, our foreign currency exchange position was oversubscribed (liabilities > assets) with fluctuations in the currency exchange rate to under 11% annually.  As a result, the lower value of our net liabilities resulted in a large amount of profit in 2010, which did not reoccur in 2011.

•
Last, tell us and clearly disclose in future filings the derivatives that are used as economic hedges and a description of the types of risks they hedge.  In this disclosure also clarify where gains and losses on these hedges are recorded.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure:

Inflation forwards and inflation swaps. These derivatives are used to hedge the economic value of inflation indexed structures such as having inflation indexed assets funded with nominal liabilities.

OIS Swap. These derivatives are used to hedge the economic value of long term assets funded with short term liabilities, fixing repricing of short term liabilities.

USD-CLP FX Forwards. USD-CLP FX Forwards are used to hedge US dollar denominated assets which will be funded by Chilean peso denominated short term liabilities.

The information related to hedges is included above in this response and in our response to Comment #14.

Note 27   Provision for Loan Losses, page F-92

22.
We note your charge to income for provisions established for loans and receivables from banks was Ch$141 million on page F-93, which differs from the Ch$485 million disclosed in the provision rollforward on page F-51.  We also note differences in the totals of “charge to income for provisions established” and “credit to income for provisions released” for loans and receivables from customers disclosed here and on page F-55 for Fiscal 2011.  Please reconcile the differences and revise future filings to clearly disclose how the information presented in this disclosure relates to the provision rollforwards in Notes 8 and 9.

We acknowledge the Staff’s comment and respectfully advise that due to a clerical error, the chart for the fiscal year 2011 included on page F-51 of the Form 20-F is incorrect. The correct table is as follows:

	Local Banks MCh$	Foreign Banks MCh$	Total MCh$
Balance as of January 1, 2011		(189)	(189)
Write-offs
Established provisions	(31)	(110)	(141)
Released provisions	2	148	150
Impairment
Impairment reversal
Balances as of December 31, 2011	(29)	(151)	(180)

Accordingly, our charge to income for provisions established for loans and receivables from banks was Ch$141 million.

Note 33 – Financial Assets and Liabilities Measured at Estimated Fair Value, page F-103

23.
We note that approximately 18% of your available-for-sale securities are classified within Level 2 of the fair value hierarchy; however we could not locate your disclosures describing the valuation techniques and assumptions used in determining the fair values of these securities other than your disclosure on page F-104 that the fair values take into account variables and additional inputs like estimated prepayment rates and issuers’ credit risk.  We note that you do provide disclosure of certain valuation techniques on pages F-21   F-22, however these disclosures appear to be limited to your derivative instruments.  Accordingly, please revise your future filings to describe the valuation techniques and related assumptions used to fair value your Level 2 available-for-sale securities.  Refer to paragraph 27 of IFRS 7.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the valuation techniques and related assumptions used in determining fair values of our Level 2 available-for-sale securities.

24.
As a related matter, please provide us with a more detailed breakdown of your available-for-sale securities by security type (i.e. how they are presented in Note 10) and level within the fair value hierarchy and consider providing this level of disclosure in your future filings.  Please also discuss the extent of your use of unobservable inputs in the valuation of these securities and confirm that none of your available-for-sale securities should be classified as Level 3 fair value measurements.

The valuations of our available-for-sale securities do not incorporate unobservable inputs nor are any of them classified as Level 3.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure:

	As of December 31, 2011
	Available-for-sale Securities
	MCh$	MCh$	MCh$	MCh$
	Total	Level 1	Level 2	Level 3
Chilean Central Bank and Government Securities
Chilean Central Bank Securities	307,122	307,122	-	-
Chilean Treasury Bonds	4,336	4,336	-	-
Other government Securities	57,480	-	57,480	-

Other financial instruments
Promissory notes related to deposits in local banks	380,284	380,284	-	-
Chilean mortgage finance bonds	1,055	-	1,055	-
Chilean financial institution bonds	41,702	-	41,702	-
Other local investments	44,109	-	44,109	-

Financial instruments issued abroad
Foreign government and central bank instrument	-	-	-	-
Other foreign investments	7,161	263	6,898	-

Impairment Provisions	-	-	-	-

Totals	843,250	692,005	151,245	-

25.
We note your valuation disclosure for loans and accounts receivable to customers and banks on page F-105 and that the carrying amount of this line item was only Ch$50 million less than the fair value as of December 31, 2011.  Please address the following:

We acknowledge the Staff’s comment and respectfully advise that the difference of Ch$50 million in the carrying amount of loans and accounts receivable to customers and banks was an error.  The correct amount was Ch$6,711,945 million.  Our cash flows analyses reflect all the factors discussed in paragraphs AG79 and AG82 of IAS 39 either through the adjustment of the cash flows or through the use of more than one discount rate.

•
Tell us and clarify in future filings whether your cash flow analyses are based on expected cash flows that already reflect assumptions about the uncertainty in future defaults or contractual cash flows with uncertainty about future defaults captured by the discount rate.

     This question need not be answered considering our explanation in the previous paragraph.

•
Confirm that your cash flow analyses reflect all the factors discussed in paragraphs AG79 and AG82 of IAS 39 either through the adjustment of the cash flows or through the use of more than one discount rate.  Also, enhance your disclosures on these factors and the impact they have on the valuation in accordance with paragraph 27 of IFRS 7, which requires disclosure of assumptions applied in determining fair values.

      This question need not be answered considering our explanation in the previous paragraph.

•
Describe in greater detail the adjustments you made to quoted market prices for similar mortgage, credit card, and other consumer loans to account for the differences in loan characteristics and tell us the total adjustment as of December 31, 2011.

      This question need not be answered considering our explanation in the previous paragraph.

•
Tell us whether impaired loans are also valued using the techniques described on page F-105 and if not, revise future filings to describe in detail the valuation method used for individually impaired loans.  In your response address whether the present value of estimated future cash flows for impaired loans include future credit losses that have not been incurred as of December 31, 2011.

      This question need not be answered considering our explanation in the previous paragraph.

26.
We note Ch$33 billion or 13% of derivative assets are measured at Level 3 and we note your valuation technique disclosures on pages F-22 and F-105.  Please tell us and revise future filings to clarify which of your derivatives are measured at Level 3 and whether changing one or more of the assumptions included in the models to reasonably possible alternative assumptions would change the fair value significantly and the effect of those changes as required by paragraph 27B(e) of IFRS 7.

We acknowledge the Staff’s comment and respectfully advise that we will include the following disclosure in future filings:

The derivatives that are measured at Level 3 are interest rate swap indexed to the TAB rate.  The TAB rate is a weighted interbank inflation linked deposit rate observed among Chilean financial institutions that is published and provided by the National Banks Association of Chile (Asociacion Nacional de Bancos de Chile).

Interest rate swaps indexed to the TAB rate are usually offered to nonfinancial institutions in order to hedge their TAB indexed debts.  These derivatives are traded on the OTC market and have poor market liquidity.

The fair value method applied creates a yield curve / term structure that allows us to quantify the unknown cash flows indexed to the TAB rate.  This yield curve / term structure is created by using an OIS Swap (an overnight indexed swap), plus a spread that reflects the liquidity premiums.  The difference between the TAB and the overnight rate is called TAB Basis, which is needed for the TAB curve modeling.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.

Yours truly,

/s/ Eugenio Gigogne
Eugenio Gigogne
Chief Financial Officer

Tel: 562-660-2351
Eugenio.gigogne@corpbanca.cl

c.c.              Ms. Lindsay McCord
     Ms. Angela Connell

     Mr. Howard M. Kleinman
     Dechert LLP
     Tel. 212-698-3567
     howard.kleinman@dechert.com